SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

State Registry (NIRE) 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE EIGHT-HUNDRED AND SIXTY-FIRST MEETING OF THE
BOARD OF DIRECTORS

On May 10, 2018, at 9 a.m., convened by the Chairman of the Board of Directors, ordinarily, as provided for in the head provision of Article 12 of the Bylaws, at the meeting room at the headquarter of the Company, located at Rua Costa Carvalho n° 300, São Paulo, the undernamed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP gathered together (...)

(...)

After, the Chairman of the Board, Dr. Mario Engler, gave the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, to the Technology, Enterprises and Environment Officer, Edison Airoldi, and to the Superintendent of Funding and Investor Relations, Mario Azevedo de Arruda Sampaio, together with the Superintendent of Economic and Financial Controllership, Agnaldo Pacheco Sampaio, the Manager of the Department of National Resources Funding, Marcelo de Assis Rampone, and the Manager of the Department of Planning and Control, Andrea Ferreira, started to present item 3 of the agenda, “Authorization to negotiate and contract a financing in foreign currency with Inter-American Development Bank (IBD), to carry out the Stage IV of the Cleanup Program of the Tietê River. Amount: US$300,000,000.00” (time: 50), based on the Executive Board’s Resolution 0088/2018, of April 18, 2018, in the FI Internal Notice 13/2018, of April 5, 2018, and in the power point presentation, documents filed in the electronic folder of meetings. After discussing and voting on the matter, the Board of Directors unanimously approved, based on Item XXII of Article 14 of the Bylaws of the Company, negotiating and contracting a financing in foreign currency with Inter-American Development Bank (IBD), to carry out the Stage IV of the Cleanup Program of the Tietê River, according to the following conditions:

• Purpose: Implementing the Cleanup Program of the Tietê River - Stage IV

• Borrower: Sabesp - Companhia de Saneamento Básico do Estado de São Paulo

• Financing Bank: IDB - Inter-American Development Bank

• Amount Financed: US$300,000,000.00 (three hundred million US dollars)

• Compensation: US$200,000,000.00 (two hundred million US dollars)

• Currency: US Dollar

• Disbursement Term: 5.5 years

• Grace Period: 6 years

• Amortization Period: 19 years

• Total Term: 25 years

• Interest: LIBOR-based interest rate mechanism, calculated as established in IDB’s standards and procedures, specially Article 3.03 of Chapter III of the General Standards. Briefly, in this modality the interest rate is calculated and structured as follows: (i) three-month LIBOR rate; (ii) plus the margin applicable to ordinary capital loans of the Bank.

• Credit Commission: It will be paid up to 0.75% p.a. on the undisbursed balance.

• Frequency of Payment: (interest, commission and amortization): Half-yearly

• Inspection and supervision resources: at the discretion of the IDB, every six months during the disbursement period, up to 1.00% of the financing amount will be paid, divided by the number of semesters included in the original disbursement term.

• Guarantor: Federal Government (Federative Republic of Brazil)

• Counter-guarantor: Government of the State of São Paulo

• Counter-guarantor: Companhia de Saneamento Básico do Estado de São Paulo - SABESP

• SABESP’s counter-guarantees: own revenues, limited to the amount of the debt service, until the settlement of all the commitments of Sabesp from this financing with IDB.

To grant the above guarantees, the following agreements will be entered into:

1) counter-guarantee agreement between the Federal Government, the Government of the State of São Paulo and SABESP;

2) counter-guarantee agreement between the Government of the State of São Paulo and SABESP;

The Chief Financial Officer and Investor Relations Officer is authorized to take all necessary steps and measures to conclude the negotiations, detail the financing and guarantee agreements and the contracting of the credit transaction in question.

(...)

The minutes, once approved, will be signed by the Members of the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Luís Eduardo Alves de Assis, Reinaldo Guerreiro and Rogério Ceron de Oliveira.

This is a free English translation of the original minutes drawn up in the Book of Minutes of the Meetings of the Company’s Board of Directors.

São Paulo, May 24, 2018.

Mario Engler Pinto Junior

Chairman of the Board of Directors

Marialve de Sousa Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 30, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.